Exhibit 99.1

Investor Presentation
June 2014
NASDAQ: KMDA

Forward Looking Statement
This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.
This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.
Important factors that could cause or contribute to such differences include risks relating to Kamada's ability to successfully develop and commercialize its pharmaceutical products, the progress and results of any clinical trials, the introduction of competing products, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration,
European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed in
Kamada's prospectus related to this offering.
This presentation includes certain non-GAAP financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The non-GAAP financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the comparable GAAP measures is included in an appendix to this presentation. Management uses these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity.
The issuer has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of Morgan Stanley & Co. LLC,
Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, New York 10014; telephone 866-718-1649; email:
prospectus@morganstanley.com or from Jefferies LLC at 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Equity Syndicate
Prospectus Department; telephone (877) 547-6340; email: Prospectus_Department@Jefferies.com.

- Leader in the Development of Alpha-1 Antitrypsin (“AAT”) Products Globally
- Developed and Obtained FDA Approval for the First and Only Liquid, Ready-to-Use Intravenous AAT Product, Glassia®
- Selling Glassia® in Selected Emerging Markets Globally and Through Baxter Collaboration in the US
- Developing Novel Inhaled AAT Product, which could be the First to Market for AATD and has Sizeable Market Potential
  - Upside in Cystic Fibrosis as well
- Attractive Pipeline for Orphan Indications, in Late Stage Development
  - Upside in Type 1 Diabetes
- Fully Integrated Manufacturing and Distribution
- Growing Revenue and Profitability with 10 Marketed Products

60
40
20
5
10
11
23
24
35
26
47
20
51
2009
2010
2011
2012
2013
Distribution
Proprietary

20
10
-10
-20
-12
-6
1
9
9
2009
2010
2011
2012
2013

KAMADA

Kamada Overview
 • AAT deficiency (AATD) is a genetic emphysema, caused by
 lack of protein
 • Existing Therapy is replacement of the protein
 • Completed Phase II/III trials in EU
 • Ongoing Phase II in the US
Key Statistics
• Founded in 1990 and based in Weizmann Science Park, Israel
• Employees: ~300 (1)
• Listed on NASDAQ since 2013 & TASE since 2005 (KMDA)
• Current market capitalization: ~$300MM (2)
• Cash, cash equivalents and ST investments: $71MM(1)
• Total Debt: $17.3MM (1)
Historical Adjusted EBITDA (3)
$MM
Notes
1. As of March 31, 2013
2. Market data as of May 28, 2013
3. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)
1
2
3
4
5
6
7
Historical Revenue

Diversified Product Portfolio with Extended Global Reach
Respiratory
Glassia®
Immunoglobulin
KamRAB™
KamRho (D) IM
KamRho (D) IV
Other Products
Heparin Lock Flush
Kamacaine 0.5%
Human Transferrin
Diverse Portfolio of Predominantly Plasma-Derived Protein Therapeutics
Respiratory
Bramitob
Foster
Immunoglobulins
IVIG 5%
Varitect
Hepatect CP
Megalotect
Zutectra
Critical Care
Heparin sodium injection
Albumin
Other
Factor VIII
Factor IX
Proprietary
Products
Segment
2013 Revenue:
$51MM
Distribution
Segment
2013 Revenue:
$20MM
Alpha-1 Antitrypsin (human)
Anti-rabies immunoglobulin (human)
Rho(D) immunoglobulin (human)
Rho(D) immunoglobulin (human)
Heparin sodium
Bupivacaine HCl
Transferrin (Diagnostic grade)
Tobramycin
Beclomethasone+Formoterol
Gamma globulins (IgG) (human)
Varicella zoster immunoglobulin (human)
Hepatitis B immunoglobulin (human)
CMV immunoglobulin (human)
Hepatitis B Immunoglobulins S.C
Heparin sodium
Human serum Albumin
Coagulation Factor VIII (human)
Coagulation Factor IX (human)
Global Presence with Exposure to Emerging Markets
*Kamada distributes products directly in Israel through its own salesforce
Countries where Kamada currently sells certain of its Proprietary Products through strategic or distributor partnerships
United States
Mexico
El Salvador
Brazil
Argentina
Slovenia
Croatia
Nigeria
Kenya
India
Thailand
South Korea
Russia
Turkey
Israel*
Chile
Sri Lanka
Countries where Kamada has received regulatory approvals for certain of its Proprietary
Products
Snake Antiserum

Anti-snake venom
Growing Proprietary Products Segment Through Glassia® and Inhaled AAT Product

MM$
40
35
30
25
20
15
10
5
1
12
21
34
32
2009
2010
2011
2012
2013

✓ Glassia® is the first and only liquid, ready-to-use, IV
 plasma-derived AAT product
✓ No reconstitution required, reducing risk of
 contamination and infection and reducing treatment
 time
✓ Potentially reduced risk for adverse event and/or
 allergic reaction due to the absence of preservatives
 and stabilizing agent(s)
✓ Glassia® is sold by Baxter, a leading plasma
 therapeutics company in the US
✓  Significantly faster infusion rate was recently
 approved by the US-FDA
Key Product Advantages
Glassia® Is A Differentiated Product

AATD (IV) Product Sales and Milestone Revenues
Sold in 7 countries, with majority of sales in the US
2

Rapidly Growing, Globally Positioned Biopharmaceutical Company
- Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
Kamada Investment Highlights
Significant Opportunity in Novel Inhaled AAT for Alpha-1 Antitrypsin Deficiency
and in Intravenous AAT for Type-1 Diabetes
Valuable R&D Pipeline Focused on Various Orphan Indications
Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How
Strong Financial Profile with Increasing Profitability
Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma
Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency
- Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity

Attractive Plasma-Derived Protein Therapeutics Industry

18
12
6
0
6.1
6.5
7.0
7.6
8.2
8.8
9.6
10.4
11.4
12.4
13.5
14.7
16.1
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

KAMADA

▪ Plasma-derived protein therapeutics are drugs that are
 fractionated and purified from human plasma and its
 derivatives
 –  Treat a variety of diseases including chronic, orphan
 conditions and acute, life threatening diseases
▪ Expected growth driven by:
 –  Increasing patient diagnosis, penetration, and
 compliance in the developing world
 –  Increasing medical uses and indications of plasma-
 derived protein therapeutics
▪ High barriers to entry
 –  Heavy regulation by health authorities in each
 country
 –  Complexity of biologic manufacturing requirements
Positive Industry Dynamics
The Global Market for Plasma-Derived Protein Therapeutics
$ Bn
2005 - 2011 Market CAGR: 7.9%
2012 - 2017 Market CAGR: 9.1%
Source Blood: The Worldwide Market for Blood Products, Blood Testing, Blood Equipment, and Synthetic Blood;
 Exhibit 31; February 1, 2011
Favorable Growth Forecasts
CAGR = 7.9%
CAGR = 9.1%
1

Significant Opportunity to Expand the AATD Market

250
200
150
100
50
0
200
10-15
7
Estimated Prevalence
Currently Identified
Currently Treated

KAMADA

▪ Patients suffering from AAT Deficiency (“AATD”)
 remain under-identified and under-treated
 – Only ~5% of cases treated in the US and ~2% in EU
▪ Simple blood test for diagnosis expected to impact
 demand
▪ Greater AAT use in Europe and other geographies
 could further accelerate market growth
▪ Chronic therapy creates sustainable product
 opportunity
▪ Average annual cost of treatment estimated at ~$80-
 $100K per patient
Sustainable Market with Strong Growth Potential
North America and Europe AATD Patient Counts
Source MRB and Company estimates
2
Source Alpha 1 Foundation, MRB and Company estimates
Source MRB and Company estimates
(000s)
~
~
~

Growth of Glassia® Driven by Strategic Partnership

Baxter

KAMADA

3
✓ Sales to Baxter commenced in September 2010
✓ Agreements: distribution, technology license and fraction IV supply
✓ Product: AAT IV (Glassia®), including future AAT IV
✓ Territories: US, Canada, Australia and New Zealand
✓ Milestone and upfront revenues: $45MM ($34.5MM received)
✓ Royalties from sales of Glassia® produced by Baxter expected from 2017
✓ Agreement recently extended:
 – Baxter to distribute Glassia® produced by Kamada through 2016
 – Minimum revenues of $165MM through 2016 ($94MM already recognized through 12/31/2013)
Strategic Partnership with Baxter

High Value Pipeline Focused on Orphan Indications

Baxter
Baxter
Baxter
Chiesi
KEDRION
BIOPHARMA

KAMADA

4
* Orphan drug designation
	Product	Indication	Phase I	Phase II	Phase III	Market	Partners
1	Intravenous AAT	AAT Deficiency					US:
2	D1-AAT (IV)	Type 1 Diabetes*					US:
3	G1-AAT (IV)	GVHD					US:
4	Inhaled AAT	AAT Deficiency*					EU:
5	B1-AAT (IH)	Bronchiectasis*
6	C1-AAT (IH)	Cystic Fibrosis (CF)*
7	KamRAB (IM)	Prophylaxis of Rabies					US:
Phase III Completed
Enrollment
  Ph II/III In Process
FDA Approved (2010)
Completed
Completed
  Ph I/II In Process
 US: IND
 Approved
 US: Ph II In
 Process
EU: Study Completed
Completed
Completed

✓ Chiesi distribution agreement as of August 2012
✓ Agreement: Chiesi responsible for S&M, patient ID,
 and reimbursement
✓ Product: AAT for AATD Inhaled only
✓ Territories: EU and Turkey
✓ Milestone revenues: $60MM upfront, regulatory and
 sales
✓ Distributor price
✓ Minimum purchases from 2nd yr following receipt of
 regulatory and reimbursement approvals, ~$120MM
 for first 4 years, subject to actual price after
 regulatory approval
Strategic Partnership with Chiesi
4
✓ First and only Inhaled AAT product for AATD
 – Device and drug combination enable optimal size
 particles delivered directly to diseased tissue
✓ Positive data to date in AATD and strong safety profile
✓ Potential to expand AATD market, particularly in
 Europe
✓ In addition, significant potential in Cystic Fibrosis
✓ Potential Inhaled AATD launch in Europe in 2015 and
 in the US in 2016
Inhaled AAT Highlights

Inhaled AAT for AATD is a Novel, Late-Stage Pipeline Product
AAT is inhaled by subjects who are AAT Deficient and experience lung inflammation and occurrence of emphysema
Sound scientific rationale
Product is directed to the site of action - the diseased lung tissue
Targets site of action
Deposition pattern was found appropriate to support lung disease in mid/periphery lung regions - as in
AATD
Deposition pattern
AAT in use since 1987. Glassia® has been on the market in the US since July 2010
AAT is not a new product
In clinical development since 2006 and demonstrated high safety profile to date
Safety experience
Past studies indicated capability to reduce lung inflammation, providing a strong treatment rationale, positive efficacy signs in preliminary Phase 2/3 results
Efficacy indications
Non-invasive and more user friendly than existing IV treatments; for home treatment
Improved patient experience
4

Dedicated eFlow® Device Developed by PARI Pharma for Kamada's Inhaled AAT

Battery Compartment Door
LED Indicators
Backlit LCD Screen
Aerosol Chamber
Valved Mouthpiece
Minimizes Wastage
Vibrating Stainless Steel Aerosol Head
Medication Reservoir Cap
eFlow®
TECHNOLOGY

KAMADA

 ✓ CE marked in EU
 ✓ Generates particle size of ~3 microns, well-
 suited for an appropriate lung deposition of
 AATD, CF and COPD
 ✓ Enables direct access to the diseased lung
 tissues
 ✓ Device was used in all the Inhaled AAT Phase II
 and phase II/III Inhaled AAT for AATD clinical
 trial
eFlow ® Device Technology Highlights
eFlow ® Device
✓ PARI agreements for joint development and
 worldwide license signed in 2006
✓ Product: eFlow ® Device
✓ Exclusive, worldwide license to use the eFlow ®
 device for the clinical development, registration and
 commercialization of the inhaled formulations of
 AAT

Strategic Partnership with PARI
4

Inhaled AAT for AATD Completed Pivotal Phase II/III Trials in Europe and Initiated Phase II in the US

	▪ Randomized; Over 160 AATD subjects, majority are treatment naïve ▪ Double blind, placebo controlled, randomized ▪ Multi center international study: Western EU (UK, IR, SC, SW, NL, DK, GR) and Canada ▪ 80% power to detect a difference between the two groups at 1 year ▪ Powered for 20% difference between the two groups ▪ Power is based on number of events collected during the study	

KAMADA

Phase II / III EU
Phase II US
Description
▪ Randomized; Sample size of ~ 36-40 subjects
▪ Double blind, placebo controlled, randomized
Route &
Dosage Form
▪ Inhalation of human AAT, 160mg total, twice daily
 ~10-15 minutes; eFlow® device
▪ Inhalation of human AAT; two dosage groups (80mg
 and 160mg daily); eFlow® device
Clinical
Endpoints
▪ Exacerbation events (Primary: time to first
 moderate/severe, Secondary (among others): rate,
 severity of first event; Lung Function
▪ Primary: Concentration of AAT in ELF
▪ Secondary: safety and tolerability, Concentration
 AAT in serum, ELF inflammatory analytes
Duration
▪ 50 wk treatment in DB period; daily treatment
▪ 50 wk open label extension ; daily treatment
▪ DB part - Study completed
▪ 12 weeks double blind +
▪ 12 weeks open label extension
▪  Study initiated in 1Q2014
4

▪ Primary endpoint: time to first moderate/severe exacerbations -
 preliminary results didn’t show difference between placebo and AAT group
▪ Secondary : frequency (rate) of exacerbations and severity of first exacerbations, lung function
▪ Initial, positive efficacy signs including :
 ✓ Frequency of severe exacerbation ~ 50% lower in the AAT group
 ✓ Improvement trend in Fev1
 ✓ Efficacy seen in specific treatment groups
 ✓ High safety profile
▪ Endpoints selected following EMA scientific advise
 (frequency of exacerbation events considered as clinically meaningful to EMA)
▪ Open label extension ongoing. High enrollment rate into OLE. Completion- end 2014.
▪ Complete data set analysis - 3Q2014
Efficacy Signals, Ease of Use and Orphan Designation will Enable Kamada to Differentiate in a $1B Market
4
 Inhaled AAT for AATD: Preliminary Results Phase II/III

Expected to Launch 2015 in the EU and 2016 in the US

US
EU

KAMADA

4
Indicative Development Timeline:
Phase II/III Inhaled
AAT for AATD
complete clinical
trial results (3Q14)
Completion of
Phase II Inhaled
AAT for AATD
clinical trial
Inhaled AAT for
AATD MAA filing
(End of 2014)
US launch for
Inhaled AAT for
AATD
(if approved)
Meeting with
FDA re Inhaled
AAT for AATD in
the US
EU launch for
Inhaled AAT for
AATD
(if approved)
2015
2014
2016

Additional High Value Orphan Indications for AAT IV & Inhaled

KAMADA

B1: Bronchiectasis
C1: Cystic Fibrosis
D1: Type-1 Diabetes
Trial
Conclusions /
Next Steps
▪ Inhaled formulation of AAT was safe
 and well tolerated in bronchiectasis
 patients when inhaled daily for 12
 weeks
▪ Efficacy results suggested a positive
 effect of AAT on inflammation of the
 lungs
▪ Phase II trial demonstrated that inhaled
 formulation of AAT was safe and well
 tolerated when inhaled daily for 28
 days
▪ Suggested an anti-inflammatory effect
 through the usage of the inhaled
 formulation of AAT in cystic fibrosis
 patients
▪ FDA approved IND Phase II trial in
 December 2012
▪ Glassia® has a high safety and
 tolerability profile
▪  Results may indicate that AAT
 potentially exerts a protective effect on
 beta-cells, slowing disease progression
 and re-modulation of the autoimmune
 attack
▪ Currently entering Phase II/III clinical
 trials
Stage (1)
▪ Completed Phase II
 ▪ Double-blind, placebo controlled
 trials completed
 ▪ 21 patients
▪ Completed Phase II
 ▪ Double-blind, placebo controlled
 study
 ▪ 21 patients (adults and children)
▪ Completed Phase I/II
 – Open Label, Proof of Concept, Study
 of the Safety, Tolerability and
 Efficacy of AAT (Glassia®)
 – 24 newly diagnosed type-1 diabetes
 pediatric patients
Note
1. All trials completed in Israel
4

Cystic Fibrosis Study, Phase II

Chronic Inflammation → Tissue Damage → Decrease in Lung Function → Increases Exac Events → Progression of Disease

KAMADA

1. The administration of the AAT is to address the imbalance of elastase and antiprotease.
2. Administration of AAT will help to prevent destruction of the lung architecture , prevent /
 reduce bacteria colonization and decrease overwhelming inflammation
1. Double blind, placebo controlled , 21 subjects (pediatrics +adults), 28 days
2. Efficacy results: significant reduction of Neutrophil count and Neutrophil elastase vs. placebo
3. High safety profile, no SAEs, no withdrawals, one possibly related AE -”dry mouth”
1. IND approval for Phase II study in the US; 100 patient study of six month duration
2. Orphan drug designation in the US and EU
CF treatment rationale is based on:
Completed Phase II study in Israel
Next clinical development
CF disease is characterized by:
NE Accumulation
4

• Delays the onset of autoimmune diabetes
• Reduces the incidence of diabetes
• Inhibits insulitis and beta-cell apoptosis
• Decreases beta-cell inflammation
Studies Have Shown That AAT Protects Beta Cell Islets
Immuno
-modulatory
Protease
Inhibitory
Tissue
protective
Anti
-Inflammatory
AAT may serve as
a disease modifying
agent in the
management of T1D
Type 1 Diabetes Statistics
• more than 10 million suffer from T1D globally
• 100,000 new patients diagnosed annually
• In the US alone: 3 million patients, with 30,000
  new patients diagnosed annually
5
AAT properties:

• The Diabetes Control and Complications Trial (DCCT*)
 and the U.K. Prospective Diabetes Study
 demonstrated that retention of beta-cells is
 associated with a significantly reduced risk of serious
 hypoglycemia in the long term.

• The DCCT reported that the rate of hypoglycemia was
 much lower in patients who had c peptide above 0.2
 pMol/ml vs those with below 0.2 pMol/ml.
*Klaff et al, Journal of Clinical Endocrinology and Metabolism,.1987
**FDA Guidance for Industry (Feb 2008) Diabetes Mellitus: Developing Drugs and
 Therapeutic Biologics for Treatment and Prevention
Preservation of beta cells correlates positively with
reduced risk of long term complications
“We acknowledge the evidence
from the DCCT and other studies
that have demonstrated clinical
benefits in patients who achieve
better glucose control, in terms of
delaying the chronic complications
of diabetes”**
5

Group 3: 80mg/kg: C-max of C-peptide (pmol/mL)
C-max (pmol/mL), Basal pmol/mL)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.2 pmol/mL
0
5
10
15
20
25
30
35
40
Weeks

HbA1c (%) by Week
Screening
Week 5
Week 12
Week 20
Week 28
Week 37
HbA1c (%)
10
9.5
9
8.5
8
7.5
7
6.5
6
5.5
5
7.5% HbA1c
Group 1: 40mg/kg N=8
Group 2: 60mg/kg N=8
Group 3: 80mg/kg N=8

KAMADA

End-of-study slope analysis of C-peptide[max] and C-
peptide[AUC] revealed no significant changes from baseline
Clinical Development for Newly Diagnosed Type‐1
Diabetes: New Exciting Prospects
HbA1C data indicated that almost all patients reached
glycemic control
•AUC% for C-peptide decreased 23% from baseline vs. ~40-50% expected decrease after 12-15M from diagnosis (1)
•Specific diabetes antibody levels decreased in all groups from baseline to study completion, a decrease that may indicate an Immune modulatory effect.
•At end-of-study, 38% of patients decreased insulin dose
•All subjects completed the study. No Serious AEs occurred. AEs were mild and mostly infusion-related (fatigue, headache)
•Current Study: A Pivotal, Phase II-III, Double-Blind, Randomized, Placebo-Controlled, Multicenter study evaluating the Efficacy and Safety of
Human, Alpha-1 Antitrypsin (AAT) [Glassia®] in  New Onset Type-1 Diabetes
•Design: Two doses, placebo controlled, randomized with ~190 pediatric and young adult patients
•Duration: Two years
•Endpoints: In accordance with FDA / EMA guidance for clinical trials evaluating beta cell preservation [c peptide parameters, HbA1C, hypoglycemic events and insulin daily dose].
5

Integrated, Efficient, Scalable Platform Technology

Fully-Invested Manufacturing
Facility
▪ FDA approved since 2010
▪ cGMP compliant
▪ Multiple countries' certifications
 (US, Brazil, Israel, Mexico, Russia)
▪ State-of-the-art clean room
 environment
▪ Located in Beit Kama, Israel
Proprietary, Innovative and
Patented Technology Platform
▪ Patent protected:
 Chromatography-based
 purification process
▪ Enables high purity extraction
▪ Ready-to-use, liquid and stable
 specialty protein therapeutics
 (AAT, Albumin, Transferrin and
 many others)
▪ Enables production of almost any
 human plasma-derived specific
 immunoglobulins
Benefits
▪ Enables manufacturing of plasma-
 derived protein therapeutics with
 differentiated product profiles
▪ Efficient production process with
 higher yield than manufacturing
 methods employed by
 competitors
▪ High safety profile and proven
 track record
▪ Infrastructure in place to meet
 future pipeline product demand
=
+
6

Financials

Existing Anchor
Products
Compelling Investment Driven By Multiple Pillars of Growth
▪ Profitable unit
▪ Sales in 15 countries
▪ Predictable, stable
 business

  ($0.5B)*
Existing Anchor
Products
+
Glassia®
(AAT-IV) in US
+
Inhaled AAT for
AATD in
Europe & US
+
New Geographies
+
Additional
Unencumbered
Pipeline Products
Glassia®
(AAT-IV) in US
▪ Estimated only ~5% of
 cases treated in US
▪ Annual therapy costs
 ~$80K - $100K per
 patient
▪ Partnered with Baxter
 solely for IV products in
 the US (agreement
 also covers Canada,
 Australia and New
 Zealand)
▪ Key geographies
 retained

 (100K pts.,$0.5-1B)*
New Geographies
▪ Potential to sell
 existing and new
 products into new
 geographies
 ($0.5B)*
▪ Capital-efficient
 strategy minimizes
 outlay required by
 Kamada
Additional
Unencumbered
Pipeline Products
▪ C1-AAT (IH):
 Cystic fibrosis
 completed Phase II
 (Unencumbered)
 (100K pts.,$0.5-1B)*
▪ D1-AAT (IV):
 Type-1 diabetes in
 Phase I/II
 (Unencumbered
 outside of US, Canada,
 Australia and New
 Zeland)
 (100K pts.,$3.5-5B)*
▪ B1-AAT (IH):
 Bronchiectasis
 completed Phase II
 (Unencumbered)
 (600K pts.,$2B)*
▪  G1-AAT (IV)
 GVHD phase I/II in
  process
 ($0.5-1B)*
Inhaled AAT for
AATD in
Europe & US
▪ Estimated only ~2% of
 cases treated in
 Europe
▪ Estimated only ~5% of
 cases treated in US
▪ Orphan drug
 designation in US and
 EU
▪ Partnered with Chiesi
 for Inhaled AAT for
 AATD in Europe only
▪ Distribution (no
 technology out-
 licensed in Europe)
▪ Unencumbered in US

  (200K pts.,$1-2B)*
The Kamada
Pillars
* Estimated market potential
6

▪  Pipeline products expected to accelerate revenue growth
Strong Financial Profile with Revenue Growth and
Expanding Profitability
▪ Better product mix expected to improve gross margin
▪  Low capital expenditure to support infrastructure meeting future demand
▪ Preferred tax treatment under Israeli law
▪  Strategic partnership model results in efficient operating expenses
▪  Stable, profit generating revenue stream from marketed products
7

$MM	FY2009	FY2010	FY2011	FY2012	FY2013
Proprietary Products	10	23	35	47	51
Growth		130%	54%	32%	9%
Distribution	4	11	24	26	20
Growth		187%	110%	8%	(23%)
Total Revenues	14	34	59	73	71
Growth		146%	73%	22%	(3%)
Gross Profit	(3)	6	17	23	26
R&D	(9)	(9)	(12)	(12)	(13)
S&M and G&A	(5)	(7)	(7)	(7)	(2)(10)
NET PROFIT (LOSS) Adjusted EBITDA (1)	(21) (12)	(14) (6)	(4) 1	0.3 9	0.4 9
Sustained and Rapid Growth has Made Kamada EBITDA
Positive Within 3 Years of Growth
Note
1. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)
2. Includes one time IPO related expenses of $1.4 M
7

Initial Public Offering on the Tel Aviv Stock Exchange (KMDA)
Strategic agreement with PARI
US FDA approval for Glassia®
Strategic agreement with Baxter & First Glassia® sale in the US
Strategic agreement for Rabies in the US with Kedrion
Anti-Snake Venom launch
Strategic agreement with Chiesi
Newly diagnosed type-1 diabetes Phase II trial completed
Initiated open label extension for Phase II/III Inhaled AAT for AATD trial (EU)
Initiation of Phase II/III for type-1 diabetes
Initiation of Phase II for Inhaled AAT for AATD in the US
Completion of Phase II/III Inhaled AAT for AATD trial (EU)
Increased sales, profitability and production capacity
August 2005
May 2014

Consistent Track Record of Execution

Phase II/III Inhaled AAT for AATD trial (EU) final results	3Q14
MAA submission for Inhaled AAT for AATD	2014
Initiation of Phase ll for inhaled AAT for CF trial in the US	2014
Completion of Phase III for the Rabies lg in the US	2014
Completion of Phase II for Inhaled AAT for AATD trial (US)	2015
Expansion to additional territories of Phase II/III for type-1 diabetes	2015
Initiation of Phase ll for intrevenous AAT for GVHD	2015
Strategic agreements	2015
Rabies product launch in the US (if approved)	2015
Inhaled AAT for AATD launch (EU) (if approved)	2015
Interim report for Phase II/III for type-1 diabetes trial	2016
Inhaled AAT for AATD launch (US) (if approved)	2016
AAT IV for newly diagnosed type-1 diabetes launch (if approved)	2017
 Milestone Date
Future Milestones and Value Creation

Rapidly Growing, Globally Positioned Biopharmaceutical Company
- Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
Kamada Investment Highlights
Significant Opportunity in Novel Inhaled AAT for Alpha-1 Antitrypsin Deficiency
and in Intravenous AAT for Type-1 Diabetes
Valuable R&D Pipeline Focused on Various Orphan Indications
Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How
Strong Financial Profile with Increasing Profitability
Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma
Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency Disorder
- Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity

Thank you.

www.kamada.com